Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$1,908	$253	$177
Amortization of debt issuance costs / warrants	—	—	—	—	—	—
Amortization of loan commitment asset	647	9,649	—	—	1,588	1,732
Interest expense on portion of rent expense representative of interest	645	815	679	927	800	1,004
Preferred stock dividends	—	—	—	—	—	—

Total fixed charges	$1,292	$10,464	$679	$2,835	$2,641	$2,913

Earnings (loss):
Net income (loss) before provision for income taxes, minority interest and cumulative effect of change in accounting principle	$(93,302)	$(17,233)	$(126,780)	$(53,964)	$(40,042)	$(49,684)
Fixed charges per above	1,292	10,464	679	2,835	2,641	2,913

Total earnings (loss)	$(92,010)	$(6,769)	$(126,101)	$(51,129)	$(37,401)	$(46,771)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(93,302)	$(17,233)	$(126,780)	$(53,964)	$(40,042)	$(49,684)